September 21, 2018

Mr. Andrew Mew
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	NORFOLK SOUTHERN CORPORATION
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 5, 2018
Form 10-Q for the Fiscal Period Ended March 31, 2018
Filed April 25, 2018
Response dated August 10, 2018
Commission File Nos. 001-08339

Dear Mr. Mew:

Norfolk Southern Corporation (“NS” or “we”) respectfully submits the following response to the Staff’s comments in its letter to Cynthia C. Earhart dated August 31, 2018 (which comments have been reproduced here in italics).

Form 10-Q for the Fiscal Period Ended March 31, 2018
Note 1 – Railway Operating Revenues, page 7

1.	We note your response to prior comment two. Please address the following items:

•
Provide us with a specific and comprehensive discussion of how freight is moved from origin to destination in your interline transactions. In this regard, tell us how a route is selected, how the other carrier is determined, how pricing is decided, whose assets and employees are utilized throughout the process and if and how freight is moved and stored during layover stops.

All of our revenue transactions begin with the establishment of a transportation contract with our customer. The first step in this process is the customer contacting NS to inform us that they would like to use our rail services to transport their freight. The customer provides information with respect to the commodity to be transported and the origin and destination for the move, among other items.

The route is then determined, which is constrained by the physical confines of NS’ track structure. An interline transaction with a connecting railroad becomes a necessity when the route from origin to destination cannot be completed solely on rail lines operated by NS. This is due to the fact that NS (and all other rail carriers) are not legally allowed to operate on another railroad’s track structure. Typically there are few options to route the traffic based on the location of the customer and their ultimate destination and that origin/destination pair dictates the interline partner(s) that may be utilized in the move.

The next step is for NS to contact the interline partner (or partners if there is more than one option) and obtain a rate from that connecting railroad for the portion of the move that they will be completing (as an example interchange to destination).

Separately, NS establishes a rate that we will charge the customer for our portion of the move (in this example – origin to interchange). In essence, each carrier is establishing their own transaction price for the service that they will separately provide to the customer. NS then combines our rate with the rate of the connecting railroad and that combined rate is presented to the customer. If accepted, that combined rate, along with the interchange location and connecting railroad(s), are included in the final contract with the customer.

NS’ performance obligation is created when we receive a bill of lading (BOL) from the customer that identifies the railcars along with their selection of the route and connecting railroad. An NS locomotive with an NS crew picks up the railcars from the origin and transports that freight to the interchange. There is no unloading and reloading of the railcars at the point of interchange. Rather, the railcars are transferred to the connecting railroad. It is at this interchange point that NS’ performance obligation for the movement of freight from the origin to interchange is complete. The connecting railroad is responsible for providing the resources to transport the railcars from interchange to destination.

•
Confirm for us that you have determined that the portion of the journey where freight is with a connecting carrier is a distinct service and you have concluded that your performance obligation is to arrange for that service. Tell us how many performance obligations you have identified in considering the promises you have to arrange for these transactions.

We confirm that the portion of a move from interchange to destination by the connecting railroad is a distinct service and performance obligation that the connecting railroad is contractually responsible for.

We have identified three promised services included in our contracts with customers related to these interline transactions. Two of these promises are the responsibility of NS, while the other promise is the responsibility of the connecting railroad. First, NS has a promise related to arranging the service for the customer from origin through to the final destination (ASC 606-10-25-18f). However, this service arrangement promise has been deemed immaterial in the context of the entire transportation contract with the customer and is therefore not required to be assessed as a separate performance obligation as provided for in ASC 606-10-25-16A. The promise is considered immaterial, as the selection of routes and interline railroad partner(s) is perfunctory due to the constraints of the rail infrastructure layout.

Second, NS has a promise to transport railcars for the customer for our portion of the move from origin to interchange (ASC 606-10-25-18d). Finally, there is a third promise which is the responsibility of the connecting railroad related to the movement of the railcars for their portion of the move from the point of interchange to destination.

The pricing of these second and third performance obligations are discussed within our response to the Staff’s first bullet above.

•
Provide us with a more comprehensive analysis regarding how you determined you were an agent when another carrier is involved in providing services. Please specifically discuss how you considered the notion of control in these services. Reference ASC 606-10-55-36 through 39.

ASC 606-10-55-36 states that an entity needs to “determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent),” when another party is involved in providing services to a customer. This determination is required in situations such as in the case of an interline transaction.

As detailed in our previous response, NS has determined that it is an agent in these interline transactions related to the connecting railroad’s performance obligation. In order to arrive at this conclusion we applied the guidance within ASC 606-10 paragraphs 55-36 through 55-39.

The first step in this process is to determine the nature of the promise we are delivering to the customer. In this regard, we have identified the specific services that are being provided to the customer, which are detailed in response to the Staff’s second bullet above (the three promised services), and then we assessed whether we control each service before it is transferred to the customer.

ASC 606-10 paragraphs 55-37A and 55-39 both provide indicators of control. These paragraphs have been reproduced below along with NS’ analysis regarding each indicator.

ASC 606-10-55-37A
“When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

a.	A good or another asset from the other party that it then transfers to the customer.

b.	A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.

c.
A good or service from the other party that it then combines with goods or services in providing the specified good or service to the customer. For example, if an entity provides a significant service of integrating goods or services (see paragraph 606-10-25-21(a))

provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service.”

Analysis – NS does not obtain control of the connecting railroad’s service and we do not have the ability to direct them to provide the service. We cannot compel the connecting railroad to provide the service once the freight is transferred to them at interchange. The connecting railroad has a contract with the customer through the existence of the BOL. Further, we cannot dictate the route that the connecting railroad chooses to ultimately deliver the freight to the destination nor can we dictate the timing of when the connecting carrier delivers the freight to destination – all facts that indicate NS does not control any of the items provided for in paragraph ASC 606-10-55-37A.

ASC 606-10-55-39
“Indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore a principal [see paragraph 606-10-55-37]) include, but are not limited to, the following:

a.
The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.”

Analysis – NS is responsible for the movement of the railcars for its portion of the move to the point of interchange. Upon delivery to the connecting railroad, that carrier is contractually responsible to the customer for the remainder of the move from the point of interchange.

b.
“The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right to return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.”

Analysis – NS has the risk of physical loss related to the cargo for its portion of the move, while the connecting railroad bears that risk for its portion of the move. This fact is evidenced by the following language included in NS’ Conditions of Carriage (a component of the transportation contract with the customer):

“For the convenience of its customers, Norfolk Southern will from time to time by contract or rate authority enter into contracts for the transportation of lading from or to origin and/or destination points not located on rail lines operated by Norfolk Southern. Such movements may take place by joint-line through movements or short line arrangements. Such contracts for origins or destinations not located on rail lines operated by Norfolk Southern are made solely so that our customers do not have to arrange and contract with the other participating rail carriers for a particular movement. In entering such contracts and/or rate authorities, Norfolk Southern does so solely as the disclosed agent of the participating railroad. Norfolk Southern does not contract to perform directly or to have performed on its behalf transportation services over any line of railroad not operated by Norfolk Southern. Furthermore, with the exception of loss of or damage to lading which is governed by Rule 290 of this document [Rule 290 addresses loss of or damage to lading and, in accordance with controlling federal law, contemplates that in instances where the damage cannot be attributed to the actions of a particular carrier, responsibility is shared by all carriers in proportion to each carrier’s share of the total mileage of the move], Norfolk Southern does not assume or accept any responsibility or liability for the actions of any participating railroad with regard to a jointline/short line transportation arrangement--any such liability being solely the responsibility of the other rail carrier whose actions give rise to the claimed liability.”

c.
“The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.”

Analysis – As discussed above, NS and the connecting railroad each establish their own prices for each of their specified services. NS then combines those prices and presents a consolidated price to the customer for acceptance. NS does not set a total price for the move and then separately negotiate with the connecting railroad as a “subcontractor.”

Paragraphs 606-10-55-39 a., b. and c. do not indicate that NS is the entity that controls these transactions and therefore, we are acting as an agent in the transaction.

•	Tell us how you have allocated your transaction price to your separate performance obligations.

As discussed above, there are two promises for NS to provide services; however, the promise to arrange the service for the customer has been deemed to be immaterial in the context of the overall transportation contract with the customer. As such, the entire transaction price is allocated to the remaining performance obligation related to the movement of freight from origin to interchange.

•	Summarize the timing of revenue recognition for each performance obligation.

Our performance obligation to move freight from origin to interchange is satisfied over time as the shipment moves from origin to destination (interchange is the destination in the case of an interline transaction). As such, transportation revenue is recognized proportionally as a shipment moves. These performance obligations are generally short-term in nature with transit days averaging approximately one week or less. Estimated revenue associated with in-process shipments at period-end is recorded based on the estimated percentage of service completed to total transit days.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing. If you would like to discuss this further or would like additional information, please feel free to call me at (757) 629-2765.

Very truly yours,

/s/Thomas E. Hurlbut
Thomas E. Hurlbut
Vice President and Controller
Norfolk Southern Corporation

cy:   Cynthia C. Earhart, Executive Vice President Finance and CFO